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                                                                   EXHIBIT 23.1

December 19, 1997

Mr. Larry Miller, Director
Investment Banking
Merrill Lynch
250 Vesey Street, 26th Floor
New York, NY 10281-1326

Dear Mr. Miller:

This is to confirm that, notwithstanding anything to the contrary contained in the three (3) reports listed below, such report and the transmittal letter related thereto, as well as the name Arthur Andersen LLP ("Andersen"), may be included in and referred to in any offering document relating to the sale of related real estate or mortgage securities or participation interests to institutional investors.

The three (3) reports are:

o An appraisal of the property commonly known as Birch Creek Apartments, located at 575 South Rengstorff Avenue, Mountain View, CA 94040. An appraisal dated December 1, 1996, was performed for American Apartment Communities. Subsequently, an updated report was address to Merrill Lynch & Co. on June 1, 1997.

o An appraisal of the property commonly known as Marina Playa Apartments, located at 3500 Granada Avenue, Santa Clara, CA 95051. An appraisal dated December 1, 1996, was performed for American Apartment Communities. Subsequently, an updated report was address to Merrill Lynch & Co. on June 1, 1997.

o An appraisal of the property commonly known as Bermuda Manor Apartments, located at 2073 Santa Rita Street, Salinas, CA 93906. This report, addressed to Merrill Lynch, was dated November 19, 1997.

This agreement is subject to a Letter of Indemnity (the "Indemnity"), dated December 18, 1997, signed by John E. Gluszak, Vice President, and Bruce L. Ackerman, Managing Director, and initialed by Brian E. Ginsberg.

Sincerely,

Arthur Andersen LLP

/s/ Brian E. Ginsberg
-------------------------
Brian E. Ginsberg